

CARDIOME
PHARMA CORP.

6190 Agronomy Road, Suite 405   Tel: 604-677-6905
Vancouver, B.C.   Fax: 604-677-6915
V6T 1Z3

FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

CARDIOME ANNOUNCES COMMERCIALIZATION PARTNERSHIP WITH LIFEPHARMA (Z.A.M) LTD. FOR BRINAVESS™ IN CYPRUS

Vancouver, Canada, September 24, 2013 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that its subsidiary, Cardiome Development AG, has entered into an agreement with LifePharma (Z.A.M) Ltd., to sell and distribute BRINAVESS™ (vernakalant intravenous) exclusively in Cyprus. Under the terms of the agreement, LifePharma has agreed to specific annual commercial goals for BRINAVESS. Financial details of the agreement were not disclosed.

"We are pleased to enter into this agreement with LifePharma and continue to have BRINAVESS available to our customers in Cyprus," said Karim Lalji, Cardiome's Chief Commercial Officer. "LifePharma is a pharmaceutical industry leader in Cyprus and we are excited to leverage their deep expertise in this market."

"We are pleased to have partnered with Cardiome to commercialize BRINAVESS in Cyprus," said Savvas Jacovides, President of the Board of Directors of LifePharma (Z.A.M) Ltd. "Our customers will be delighted to know that access to BRINAVESS will continue through LifePharma and that we are committed to meeting their needs to have the product available."

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has one marketed product, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

About LifePharma (Z.A.M.) Ltd.

LifePharma (ZAM) Ltd was established in 2002 and represents the alliance between three pre-existing companies with a history of several decades in the pharmaceutical and healthcare business in Cyprus. As of March 2006, LifePharma (ZAM) Ltd has been incorporated into the MSJ Group of companies.

The company represents reputable pharmaceutical manufacturers of prescription medicines, as well as renowned global manufacturers of baby nutrition and medical/clinical nutrition. LifePharma also imports, markets and distributes well-known over the counter (OTC) products and dietary supplements and has invested significantly in recent years for the expansion of its business through pharmacies and other retailers.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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